Exhibit 12.7

Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Six Months	Year
	Ended	Ended
	June 30,	December 31,
	2006	2005
Net income from continuing operations	$18,793	$97,039
Add- Taxes based on income	12,674	65,171
Net income before income taxes	31,467	162,210

Add- fixed charges:
Interest on long term debt	22,007	41,028
Estimated interest cost within rental expense	346	1,290
Amortization of net debt premium, discount, expenses and losses	1,697	2,315
Total fixed charges	24,050	44,633

Earnings available for fixed charges	55,517	206,843

Ratio of earnings to fixed charges	2.30	4.63

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,147	2,294
Adjustment to pre-tax basis	729	1,542
	1,876	3,836

Combined fixed charges and preferred stock dividend requirements	$25,926	$48,469

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.14	4.26